SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                                (AMENDMENT NO. 2)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

      Andrew A. Wiederhorn                    Lawrence A. Mendelsohn
      c/o Fog Cutter Capital Group Inc.       c/o Fog Cutter Capital Group Inc.
      1410 SW Jefferson St.                   1410 SW Jefferson St.
      Portland, Oregon 97201                  Portland, Oregon 97201
      (503) 721-6500                          (503) 721-6500

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 28, 2002
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].



             NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)






                               Page 1 of 20 Pages

CUSIP No. 971892104                    13D/A                 PAGE 2 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Andrew A. Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                    PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                3,479,772 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                      365,000 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,660,267 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,479,772
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 33.12% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                IN
________________________________________________________________________________




                               Page 2 of 20 Pages

CUSIP No. 971892104                    13D                   PAGE 3 of 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Tiffany Wiederhorn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     629,255 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                2,850,517 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     629,255 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                1,338,012 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                3,479,772
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                33.12% (Se Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 3 of 20 Pages

CUSIP No. 971892104                    13D/A                  PAGE 4 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     419,489

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     419,489

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                419,489
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                3.99% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                        PN
________________________________________________________________________________



                               Page 4 of 20 Pages

CUSIP No. 971892104                    13D/A                PAGE 5 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM Starlight Investments, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     13,826

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                13,826
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                0.13% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                OO
________________________________________________________________________________



                               Page 5 of 20 Pages

CUSIP No. 971892104                    13D/A                  PAGE 6 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          Lawrence A. Mendelsohn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     175,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                25,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     200,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                200,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.87% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                IN
________________________________________________________________________________


                               Page 6 of 20 Pages

CUSIP No. 971892104                    13D/A                  PAGE 7 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  Joyce Mendelsohn
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                17,158
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     17,158

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                17,158
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.16% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                IN
________________________________________________________________________________


                               Page 7 of 20 Pages

CUSIP No. 971892104                    13D/A                  PAGE 8 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  MFLP, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                80,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     80,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                17,158
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        0.76% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                PN
________________________________________________________________________________


                               Page 8 of 20 Pages

CUSIP No. 971892104                    13D/A                  PAGE 9 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  AIM Capital, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                150,801
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     150,801

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                150,801
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        1.43% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                00
________________________________________________________________________________


                               Page 9 of 20 Pages

CUSIP No. 971892104                    13D/A                 PAGE 10 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  RPM Capital, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                252,301
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     252,301

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                252,301
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        2.40% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                00
________________________________________________________________________________


                              Page 10 of 20 Pages

CUSIP No. 971892104                    13D/A                 PAGE 11 OF 20 PAGES
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  S&S Investors, LLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                                      N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Washington
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                     0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                519,500
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                     519,500

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                519,500
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        4.94% (See Responses to Items 4 and 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                00
________________________________________________________________________________


                              Page 11 of 20 Pages

PRELIMINARY NOTE

        This Amendment No. 2 ("Amendment No. 2") amends and supplements the
Schedule 13D originally filed on October 26, 2001, as amended on November 1, 2001 (the "Schedule 13D"), filed on behalf of a group within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), consisting of Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., WM Starlight Investments, LLC, Lawrence A. Mendelsohn, Joyce Mendelsohn, MFLP, L.P., AIM Capital, LLC, RPM Capital, LLC and S&S Investors, LLC (each a "Reporting Person" and collectively, the "Reporting Persons").

        The Reporting Persons may be deemed to be acting together for purposes of acquiring, holding, voting or disposing of shares of Common Stock, par value $0.0001 per share, of Fog Cutter Capital Group Inc., within the meaning of
Section 13(d) of the Exchange Act and Rule 13d-5 promulgated thereunder. An Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons authorizing that this Amendment No. 2 be filed on behalf of each of them is annexed as Exhibit 1 to this Amendment No. 2.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The source and amount of funds (including commissions) used by each of the Reporting Persons who acquired the shares of Common Stock reported below is as follows:

           NAME                         AMOUNT          SOURCE OF FUNDS
--------------------------------    ----------------    -----------------
Andrew Wiederhorn                      $30,711.00 (1)   Personal

TTMM, L.P.                          $1,003,195.46       Working capital

1 Represents consideration in the aggregate amount of $26,611 paid in connection with the extension of call options in favor of Andrew A. Wiederhorn pursuant to the Put/Call Option Agreements as described in Item 4 below, as well as $4,100 paid by Mr. Wiederhorn to purchase 2,000 shares of the Issuer's Common Stock for $2.05 per share.

ITEM 4.    PURPOSE OF THE TRANSACTION.

        The purpose of this Amendment No. 2 to the Schedule 13D is to report changes in certain information previously reported by the Reporting Persons on its Schedule 13D. Item 4 is hereby amended to report the following information:

     As previously disclosed, on October 16, 2001, Andrew A. Wiederhorn entered into a Stock Option and Voting Agreement (the "Voting Agreement") by and among Mr. Wiederhorn, Tiffany Wiederhorn, Lawrence A. Mendelsohn ("Mr. Mendelsohn"), Joyce Mendelsohn ("Mrs. Mendelsohn"), MFLP, L.P. ("MFLP"), AIM Capital, LLC ("AIM"), RPM Capital, LLC ("RPM"), and S&S Investors, LLC ("S&S", and, together with Mr. Mendelsohn, Mrs. Mendelsohn, MFLP, RPM and AIM , collectively, the "Voting Agreement Stockholders"), and Lawrence A. Mendelsohn, as Agent for the Voting Agreement Stockholders.


                              Page 12 of 20 Pages

        Also as previously disclosed, on October 16, 2001, Andrew A. Wiederhorn entered into a series of separate but substantially identical Put/Call Option and Voting Agreements (the "Put/Call Option Agreements") with each of Boston Provident Partners, L.P., B.P. Institutional Partners, L.P., Orin Kramer, the Leon & Toby Cooperman Foundation, Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (each a "Stockholder" and collectively, the "Stockholders") and Andrew A. Wiederhorn. Pursuant to each of the Put/Call Option Agreements, each Stockholder granted to Mr. Wiederhorn a Call Option (as defined in the Put/Call Option Agreements) to purchase all of the shares of Common Stock of each Stockholder, numbering 1,009,944 in the aggregate (the "Subject Shares") at the Call Option Price Per Share (as defined in the Put/Call Option Agreements).

        Andrew A. Wiederhorn entered into Amendments to the Put/Call Option Agreements (the "Amendments") with each of the Stockholders on January 11, 2002. Pursuant to the Amendments, Mr. Wiederhorn and the Stockholders have agreed to
(a) extend the Exercise Period under the Put/Call Option Agreements until January 31, 2002, (b) allow Mr. Wiederhorn the right to exercise less than all of his Call Options under the Put/Call Option Agreements, and (c) allow Mr. Wiederhorn the right to assign his right to receive, and delegate his obligation to pay for, the Call Option Shares to any person reasonably acceptable to the Stockholders. Pursuant to the Put/Call Option Agreements and the Amendments, Mr. Wiederhorn, by notice of exercise dated as of January 11, 2002, elected to exercise his options to purchase an aggregate amount of 479,234 shares of the Issuer at a price of $3.40 per share less dividends already paid by the Issuer (the "Exercise"). Prior to the closing of the Exercise, Mr. Wiederhorn assigned his right to receive, and delegated his obligation to pay for 319,489 shares to
TTMM, L.P and 159,745 shares to Robert G. Rosen.(1)   Upon the closing of the
Exercise, there were no remaining shares subject to the Put/Call Option Agreements with B.P. Institutional Partners, L.P., Orin Kramer, and the Leon &



-------------------
1 Pursuant to the Put/Call Option Agreements and Amendments, Mr. Wiederhorn elected to exercise his option to purchase the following number of shares from the shareholders listed in the table below, at a purchase price of $3.40 per share less dividends already paid by the Issuer, and assigned his right to receive, and delegated his obligation to pay for, such shares to either TTMM, L.P. or Robert G. Rosen:

         SHAREHOLDER             SHARES         ASSIGNEE          PURCHASE PRICE
----------------------------   ----------   -----------------     --------------
Leon & Toby Cooperman            85,000         TTMM, L.P.         $266,900.00
Foundation

Watchhung Road Associates,       63,940         TTMM, L.P.         $200,771.60
L.P.

Watchhung Road Associates,      159,745      Robert G. Rosen       $501,599.30
L.P.

Boston Provident Partners,      134,649         TTMM, L.P.         $422,797.86
L.P.

BP Institutional Partners,       21,300         TTMM, L.P.          $66,882.00
L.P.

Orin Kramer                      14,600         TTMM, L.P.          $45,844.00


                              Page 13 of 20 Pages

Toby Cooperman Foundation and there were a total of 532,220 shares remaining subject to the other Put/Call Option Agreements. (2)

        Thereafter, Andrew A. Wiederhorn entered into amendments, dated as of January 31, 2002, to the Put/Call Option Agreements (the "Subsequent Amendments") with each of Boston Provident Partners, L.P., Watchung Road Associates, L.P., and Cobalt Capital Management, Inc. (collectively, the "Remaining Stockholders"). Pursuant to the Subsequent Amendments, Mr. Wiederhorn and each of the Remaining Stockholders have agreed to extend the Exercise Period under the Put/Call Option Agreements until February 21, 2002 and Mr. Wiederhorn agreed to (a) pay the sum of five cents ($.05) per Subject Share remaining subject to the Put/Call Agreements and (b) grant to the Subsequent Stockholders an Unconditional Put Option to require Mr. Wiederhorn to purchase any or all of Subsequent Stockholder's Subject Shares on February 21, 2002.

         On January 28, 2002, Andrew Wiederhorn entered into a Stock Option and Voting Agreement (the "Rosen Agreement") by and among Andrew Wiederhorn, Robert
G. Rosen and Valerie Rosen, as joint tenant with Robert G. Rosen (Valerie Rosen, together with Robert G. Rosen, the "Rosen Agreement Stockholders"), Robert G. Rosen, as Agent for the Rosen Agreement Stockholders, and Tiffany Wiederhorn solely with respect to certain payment obligations. The Rosen Agreement grants Mr. Wiederhorn the right to vote or direct the vote of all of the shares held by each such Rosen Agreement Stockholders numbering 467,745 in the aggregate (the "Subject Shares"). The Rosen Agreement allows Mr. Wiederhorn to direct the voting of the Subject Shares at his discretion at any annual and special meetings of the stockholders of the Issuer and in written consents of stockholders in lieu of a meeting of stockholders. In exchange for the voting rights over the Common Stock held by the Rosen Agreement Stockholders, Mr. Wiederhorn granted each Rosen Agreement Stockholder a Put Option (as defined in the Rosen Agreement) whereupon each Rosen Agreement Stockholder may require Mr. Wiederhorn to purchase such Rosen Agreement Stockholder's shares in a specified time period at a price determined from the book value of the Issuer at the month end prior to the time of exercise of the Put Option.

        On November 27, 2001, Andrew Wiederhorn purchased 2,000 shares of the Issuer's Common Stock for $2.05 per share.

        Other than as described above, or in the Schedule 13D as previously filed and amended, none of the Reporting Persons has any present plans or proposals which would relate to or would result in (a) the acquisition by any Reporting Person of additional securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation involving the Issuer, (c) a sale or transfer of a material amount of the assets of the Issuer, (d) any change in the


-------------------
2 The shares subject to the Put/Call Option Agreements after the Exercise are as follows:

         SHAREHOLDER                              REMAINING SUBJECT SHARES
-------------------------------                   ------------------------
Boston Provident Partners, L.P.                            189,405
Foundation

Watchhung Road Associates,                                  51,315
L.P.

BP Institutional Partners,                                 291,500
L.P.



                              Page 14 of 20 Pages
present board of directors or to fill any existing vacancies on the Issuer's board of directors, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

        Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on other relevant factors, to purchase additional shares of Common Stock or to dispose of all or a portion of his or her holdings of Common Stock or change his or her intention with respect to any and all of the matters referred to in this Item 4.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        Subsections (a)-(c) of Item 5 are hereby amended as follows:

        The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                NUMBER OF SHARES     PERCENTAGE OF COMMON STOCK
                                BENEFICIALLY OWNED          OUTSTANDING
-----------------------------   ------------------   --------------------------
Andrew Wiederhorn                   3,479,772 (1)              33.12%
Tiffany Wiederhorn                  3,479,772 (2)              33.12%
TTMM, L.P.                            419,489                   3.99%
WM Starlight Investments, LLC          13,826                   0.13%
Lawrence A. Mendelsohn                200,000 (3)               1.87%
Joyce Mendelsohn                       17,158 (4)               0.16%
MFLP, L.P.                             80,000 (5)               0.76%
AIM Capital, LLC                      150,801 (6)               1.43%
RPM Capital, LLC                      252,301 (7)               2.40%
S&S Investors, LLC                    519,500 (8)               4.94%

----------------

1 Includes 1,062,570 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and/or dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Andrew Wiederhorn disclaims beneficial ownership of any of the shares of Common Stock owned by the other Reporting Persons. Also includes 315,000 shares of Common Stock issuable upon the exercise of outstanding options. Also includes the remaining 530,720 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power and the option to purchase pursuant to


                              Page 15 of 20 Pages


     the Put/Call Option Agreements and the Amendments, the 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Voting Agreement, and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement. Andrew Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Also includes 6,977 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Andrew Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Of the 3,479,772 shares, Andrew Wiederhorn (i) shared power to vote or to direct the vote of 3,479,772 shares, but did not have any sole power to vote or direct the vote of any of the shares, (ii) had sole power to dispose or to direct the disposition of 365,000 of these shares, and (iii) shared power to dispose or to direct the disposition of 1,600,267 shares.

2 Includes 800,315 shares of Common Stock owned by other Reporting Persons, including 315,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes the remaining 530,720 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power and the option to purchase pursuant to the Put/Call Option Agreements and Amendments, 1,044,760 shares of Common Stock which Mr. Wiederhorn has shared voting power over pursuant to the Voting Agreement, and 467,745 shares of Common Stock with respect to which Mr. Wiederhorn has shared voting power over pursuant to the Rosen Agreement. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Also includes 6,977 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Tiffany Wiederhorn shares voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Of these shares, Tiffany Wiederhorn (i) had sole power to vote or to direct the vote of 629,255 shares, (ii) shared power to vote or to direct the vote of 2,850,517 shares, (iii) had sole power to dispose or to direct the disposition of 629,255 of these shares, and (iv) shared power to dispose or to direct the disposition of 1,338,012 shares.

3 Includes 175,000 shares of Common Stock issuable upon the exercise of outstanding options. Excludes 525,000 shares of Common Stock held in the Fog Cutter Long Term Vesting Trust (the "Trust") established for the benefit of certain employees of the Issuer. Although Mr. Wiederhorn and Mr. Mendelsohn act as Trustees for the Trust, they do not have any beneficial ownership or voting rights with respect to the 525,000 shares of Common Stock in the Trust. Mr. Mendelsohn disclaims beneficial ownership of the 17,158 shares of Common Stock held for the account of Mrs. Mendelsohn, the 80,000 shares of Common Stock held for the account of MFLP, the 150,801 shares of Common Stock held for the account of AIM and the 252,301 shares of Common Stock held by RPM. As a result of the Voting Agreement, Mr. Mendelsohn may be deemed to have shared power to direct the voting of the 25,000 shares of Common Stock held for his account. Mr. Mendelsohn has sole power to direct the voting and disposition of the 175,000 shares of Common Stock issuable upon the exercise of outstanding options.

4 Mrs. Mendelsohn disclaims beneficial ownership of the 200,000 shares of Common Stock held for the account of Mr. Mendelsohn, the 80,000 shares of Common Stock held for the account of MFLP, the 150,801 shares of Common Stock held for the account of AIM and the 252,301 shares of Common Stock held for the account of RPM. As a result of the Voting Agreement, Mrs. Mendelsohn may be deemed to have shared power to direct the voting of the 17,158 shares of Common Stock held for her account.

5 As a result of the Voting Agreement, MFLP may be deemed to have shared power to direct the voting of the 80,000 shares of Common Stock held for its account. The partners of MFLP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of MFLP in accordance with the MFLP limited partnership agreement.


                              Page 16 of 20 Pages


6 As a result of the Voting Agreement, AIM may be deemed to have shared power to direct the voting of the 150,801 shares of Common Stock held for its account. The members of AIM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of AIM in accordance with the AIM operating agreement.

7 As a result of the Voting Agreement, RPM may be deemed to have shared power to direct the voting of the 252,301 shares of Common Stock held for its account. The members of RPM have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of RPM in accordance with the RPM operating agreement.

8 As a result of the Voting Agreement, S&S may be deemed to have shared power to direct the voting of the 519,500 shares of Common Stock held for its account. The members of S&S have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of S&S in accordance with the S&S operating agreement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

        The description of the agreements in Item 4 above are incorporated herein by reference.

        Other than the agreements described in Item 4, there are no recent contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

  EXHIBIT
     NO.                          DESCRIPTION
  --------                        -----------

     1. Agreement to File a Joint Statement on Schedule 13D among the Reporting Persons.

     2. Amendment No. 1 to Put/Call Option and Voting Agreement, dated as of January 11, 2002, by and between Boston Provident Partners, L.P. and Andrew A. Wiederhorn.

     3. Amendment No. 2 to Put/Call Option and Voting Agreement dated as of January 31, 2002, by and between Boston Provident Partners, L.P., and Andrew A. Wiederhorn.

     4. Amendment No. 1 to Put/Call Option and Voting Agreement dated as of January 11, 2002, by and between the Watchung Road Associates, L.P. and Andrew A. Wiederhorn.

     5. Amendment No. 2 to Put/Call Option and Voting Agreement dated as of January 31, 2002, by and between the Watchung Road Associates, L.P. and Andrew A. Wiederhorn.


                              Page 17 of 20 Pages

     6. Amendment No. 1 to Put/Call Option and Voting Agreement dated as of January 11, 2002, by and between Cobalt Capital Management, Inc., a Delaware corporation and Andrew A. Wiederhorn.

     7. Amendment No. 2 to Put/Call Option and Voting Agreement, dated as of January 31, 2002, by and between Cobalt Capital Management, Inc. and Andrew A. Wiederhorn.

     8. Stock Option and Voting Agreement, dated January 28, 2002, by and among Andrew Wiederhorn, Robert G. Rosen and Valerie Rosen, as joint tenant with Robert G. Rosen (Valerie Rosen, together with Robert G. Rosen, the "Rosen Agreement Stockholders"), and Robert G. Rosen, as Agent for the Rosen Agreement Stockholders.


                              Page 18 of 20 Pages

                        SIGNATURES AND POWER OF ATTORNEY

        After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

February 8, 2002                          /S/ ANDREW WIEDERHORN
                                          ------------------------------------
                                          Andrew Wiederhorn


February 8, 2002                          /S/ TIFFANY WIEDERHORN
                                          ------------------------------------
                                          Tiffany Wiederhorn


February 8, 2002                         TTMM, L.P.

                                          By: IVY CAPITAL PARTNERS,
                                              L.P., its general partner

                                          By: WIEDERHORN FAMILY LIMITED
                                              PARTNERSHIP, its general partner

                                          By: /S/ TIFFANY WIEDERHORN
                                              --------------------------------
                                              Tiffany Wiederhorn, its General
                                              Partner


February 8, 2002                         WM STARLIGHT INVESTMENTS, LLC

                                          By: /S/ TIFFANY WIEDERHORN
                                              --------------------------------
                                              Tiffany Wiederhorn, its
                                              Managing member

February 8, 2002                          /S/ LAWRENCE A. MENDELSOHN
                                          ------------------------------------
                                          Lawrence A. Mendelsohn


February 8, 2002                           *
                                           ------------------------------------
                                           Joyce Mendelsohn



                              Page 19 of 20 Pages

February 8, 2002                           MFLP, L.P.

                                            By:/S/ LAWRENCE A. MENDELSOHN
                                               ---------------------------------
                                               Name:  Lawrence A. Mendelsohn
                                               Title: General Partner



February 8, 2002                           AIM CAPITAL, LLC

                                            By:  *
                                                --------------------------------
                                                Name:  Joyce Mendelsohn
                                                Title: Managing Member



February 8, 2002                           RPM CAPITAL, LLC

                                            By:  *
                                                --------------------------------
                                                Name:  Joyce Mendelsohn
                                                Title: Managing Member


February 8, 2002                           S&S INVESTORS, LLC

                                            By:  *
                                                --------------------------------
                                                Name:  Eric Shuhandler
                                                Title: Managing Member



                                            * By:/S/ LAWRENCE A. MENDELSOHN
                                                 -------------------------------
                                                 Lawrence A. Mendelsohn
                                                 Attorney-in-Fact



                              Page 20 of 20 Pages

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, Oregon 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, Oregon 97201

Lawrence A. Mendelsohn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, Oregon 97201

Joyce Mendelsohn
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

S&S Investors, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

MFLP, L.P.
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

RPM Capital, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

AIM Capital, LLC
c/o Linda Johannsen, Esq.
Preston, Gates & Ellis, LLP
222 S.W. Columbia Street, Suite 1400
Portland, Oregon 97201-6632

                                                                      EXHIBIT 1

                                  SCHEDULE 13D

               AGREEMENT TO FILE A JOINT STATEMENT ON SCHEDULE 13D

        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.0001 per share, of Fog Cutter Capital Group Inc., a Maryland corporation, and further agrees that this Agreement to File a Joint Statement on Schedule 13D be included as an exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Agreement to File a Joint Statement on Schedule 13D this 1st day of November 2001.


November 1, 2001                            /S/ ANDREW WIEDERHORN
                                            -----------------------------------
                                            Andrew Wiederhorn


November 1, 2001                            /S/ TIFFANY WIEDERHORN
                                            -----------------------------------
                                            Tiffany Wiederhorn



November 1, 2001                            TTMM, L.P.

                                            By:    IVY CAPITAL PARTNERS,
                                                   L.P., its general partner

                                            By:    WIEDERHORN FAMILY LIMITED
                                                   PARTNERSHIP, its
                                                   general partner

                                            By:    /S/ TIFFANY WIEDERHORN
                                                   -----------------------------
                                                   Tiffany Wiederhorn,
                                                   its General Partner



November 1, 2001                            WM STARLIGHT INVESTMENTS, LLC

                                            By:    /S/ TIFFANY WIEDERHORN
                                                   -----------------------------
                                                   Tiffany Wiederhorn,
                                                   its Managing Member

November 1, 2001                           /S/ LAWRENCE A. MENDELSOHN
                                           -------------------------------------
                                           Lawrence A. Mendelsohn
                                           Attorney-in-Fact

November 1, 2001                             *
                                           ------------------------------------
                                           Joyce Mendelsohn


November 1, 2001                           MFLP, L.P.

                                           By:    /S/ LAWRENCE A. MENDELSOHN
                                                  -----------------------------
                                                  Name:  Lawrence A. Mendelsohn
                                                  Title: General Partner



November 1, 2001                           AIM CAPITAL, LLC

                                           By:      *
                                                  -----------------------------
                                                  Name:  Joyce Mendelsohn
                                                  Title: Managing Member



November 1, 2001                           RPM CAPITAL, LLC

                                           By:      *
                                                  -----------------------------
                                                  Name:  Joyce Mendelsohn
                                                  Title: Managing Member


November 1, 2001                           S&S INVESTORS, LLC

                                           By:      *
                                                  -----------------------------
                                                  Name:   Eric Shuhandler
                                                  Title:  Managing Member



                                           * By:  /S/ LAWRENCE A. MENDELSOHN
                                                  -----------------------------
                                                  Lawrence A. Mendelsohn
                                                  Attorney-in-Fact

                                                                      EXHIBIT 2


                                 AMENDMENT NO. 1

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

     THIS AMENDMENT No. 1 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 11, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

     WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement);

     WHEREAS, concurrently with the execution hereof, Wiederhorn is delivering a notice to exercise 134,649 Subject Shares and, in consideration of such exercise, Stockholder is willing to extend the Exercise Period for the remaining shares; and

     WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

     1. AMENDMENTS.

     (a) Section 1(a) of the Agreement is hereby amended by replacing the words "all (but not less than all)" with the words "any or all".

     (b) Section 1(c) of the Agreement is hereby amended by replacing the date "January 15, 2002" with the date "January 31, 2002".

     (c) Section 1(d)(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

          At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to any or all of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (each, a "Call Option Exercise Notice").

     (d) Section 1(e) of the Agreement is hereby amended and restated in its entirety to read as follows:

     CLOSING. The closing (each, a "Call Option Closing") for each purchase and sale, if any, of any Call Option Shares as to which the Call Option has been exercised pursuant to Section 1(d) hereof (the "Subject Call Option Shares") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of a Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing the Stockholder's Subject Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers, or will cause the Subject Call Option Shares to be transferred by electronic book entry. Purchased Subject Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Subject Call Option Shares, pay to the Stockholder an amount equal to the product of the number of the Stockholder's Subject Call Option Shares and the Call Option Price Per Share (the Stockholder's "Total Call Option Price" with respect to such Subject Call Option Shares), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (e) Section 2(c) of the Agreement is hereby amended by replacing the date "January 15, 2002" with the date "January 31, 2002".

     (f) Exhibit A to the Agreement is hereby amended and restated in its entirety by replacing it with Exhibit A attached hereto.

     (g) Section 10(i) of the Agreement is hereby amended by appending the words ", except that Wiederhorn may assign his right to receive, and delegate his obligation to pay for, Call Option Shares at any Call Option Closing to any person reasonably acceptable to Stockholder" to the end of the first sentence of such Section.

     2. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

     3. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.

     4. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.

                                            WIEDERHORN:



                                            By: /S/ ANDREW A. WIEDERHORN
                                               --------------------------------
                                               Name: Andrew A. Wiederhorn



                                            STOCKHOLDER:

                                            BOSTON PROVIDENT PARTNERS, L.P.

                                               By: KRAMER SPELLMAN, L.P., its
                                                   General Partner

                                                 By:   /S/ ORIN KRAMER
                                                      -------------------------
                                                      Name: Orin Kramer
                                                      Title:   Managing Partner

                                                                     EXHIBIT 3
                                                            [BOSTON PROVIDENT]


                                 AMENDMENT NO. 2

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

        THIS AMENDMENT No. 2 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 31, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

        WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001, as amended as of January 11, 2002 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement);

        WHEREAS, Wiederhorn desires that Stockholder extend the Call Option Exercise Period;

        WHEREAS, Stockholder desires that Wiederhorn grant to Stockholder the right to require Wiederhorn to purchase any unpurchased Call Option Shares; and

        WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

1. AMENDMENTS.

     (a) Section 1(c) of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

     (b) Section 2 of the Agreement is hereby amended and restated in its entirety to read as follows:

                                      * * *

2. PUT OPTIONS

     (a) GRANT OF CONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Conditional Put Option"), exercisable by the Stockholder at any time or from time to time during the Conditional Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of

Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Conditional Put Option Shares"), up to 90.027% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

     (b) GRANT OF UNCONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Unconditional Put Option" and, together with the Conditional Put Option, the "Put Options"), exercisable by the Stockholder at any time during the Unconditional Put Option Exercise Period (as defined below), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Unconditional Put Option Shares").

     (c) EXERCISE PRICE. The price per share at which either of the Put Options shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

     (d) EXERCISE PERIODS.

          (i) Stockholder's right to require Wiederhorn to purchase the Conditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 21, 2002 (such period, the "Conditional Put Option Exercise Period").

          (ii) Stockholder's right to require Wiederhorn to purchase the Unconditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 18, 2002 (such period, the "Unconditional Put Option Exercise Period")

          (e)  EXERCISE OF PUT OPTIONS.

          (i) At any time or from time to time during the Conditional Put Option Exercise Period, Stockholder may exercise the Conditional Put Option to require Wiederhorn to purchase the number of Conditional Put Option Shares (such number, the "Conditional Put Option Purchased Shares") specified in a written notice (each, a "Conditional Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Conditional Put Option Shares that Stockholder desires to sell pursuant to the Conditional Put Option.

          (ii) At any time during the Unconditional Put Option Exercise Period, Stockholder may exercise the Unconditional Put Option to require Wiederhorn to purchase the number of Unconditional Put Option Shares (such number, the "Unconditional Put Option Purchased Shares"; the term "Put Option Purchase Shares" shall include any Conditional Put Option Purchased Shares and any Unconditional Put

    Option Purchased Shares) specified in a written notice (the "Unconditional Put Option Exercise Notice"; the term "Put Option Exercise Notice" shall include any Conditional Put Option Exercise Notice or any Unconditional Put Option Exercise Notice) specifying the number of Unconditional Put Option Shares that Stockholder desires to sell pursuant to the Unconditional Put Option.

          (iii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Options or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

          (iv) Stockholder shall not be under any obligation to exercise any Put Option, and may allow the Put Options to expire without selling any Put Option Shares hereunder.

     (f) CLOSING.

          (i) The closing for each purchase and sale, if any, of Conditional Put Option Purchased Shares (each, a "Put Option Closing", which term shall include any closing for the Unconditional Put Option described in subparagraph (ii) below) shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or if a Conditional Put Option Exercise Notice shall have been received by Wiederhorn during the Conditional Put Option Exercise Period but after February 18, 2002, then as promptly as practicable, and in any event within three (3) business days, after such receipt.

          (ii) The closing for the purchase and sale, if any, of Unconditional Put Option Purchased Shares shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or such later date as the parties may agree.

          (iii) At each Put Option Closing, if any, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put

    Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to a Put Option Closing date.

          (g) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Options.

                                      * * *

(c) Section 4(b) of the Agreement is hereby amended by replacing the words "the Put Option" in the second sentence thereof with the words "either of the Put Options".

(d) Section 7 of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

2. ADDITIONAL CONSIDERATION. As additional consideration for the extension of the Call Option Exercise Period pursuant to the amendments above, Wiederhorn agrees to pay to Stockholder, not later than three business days after the date of this Amendment, an amount equal to five cents ($.05) for each of the 189,405 Call Option Shares for which the Call Option has not been exercised prior to the date hereof.

3. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

4. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.

5. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.


                                            WIEDERHORN:



                                            By: /S/ ANDREW A. WIEDERHORN
                                               ------------------------------
                                               Name: Andrew A. Wiederhorn


                                            STOCKHOLDER:

                                            BOSTON PROVIDENT PARTNERS, L.P.

                                               By: KRAMER SPELLMAN, L.P., its
                                                   General Partner


                                                 By: /S/ ORIN KRAMER
                                                    --------------------------
                                                    Name: Orin Kramer
                                                    Title:   Managing Partner

                                                                     EXHIBIT 4

                                 AMENDMENT NO. 1

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

     THIS AMENDMENT No. 1 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 11, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

     WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement);

     WHEREAS, concurrently with the execution hereof, Wiederhorn is delivering a notice to exercise 223,685 Subject Shares and, in consideration of such exercise, Stockholder is willing to extend the Exercise Period for the remaining shares; and

     WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

     1. AMENDMENTS.

     (a) Section 1(a) of the Agreement is hereby amended by replacing the words "all (but not less than all)" with the words "any or all".

     (b) Section 1(c) of the Agreement is hereby amended by replacing the date "January 15, 2002" with the date "January 31, 2002".

     (c) Section 1(d)(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

          At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to any or all of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (each, a "Call Option Exercise Notice").

     (d) Section 1(e) of the Agreement is hereby amended and restated in its entirety to read as follows:

     CLOSING. The closing (each, a "Call Option Closing") for each purchase and sale, if any, of any Call Option Shares as to which the Call Option has been exercised pursuant to Section 1(d) hereof (the "Subject Call Option Shares") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of a Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing the Stockholder's Subject Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers, or will cause the Subject Call Option Shares to be transferred by electronic book entry. Purchased Subject Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Subject Call Option Shares, pay to the Stockholder an amount equal to the product of the number of the Stockholder's Subject Call Option Shares and the Call Option Price Per Share (the Stockholder's "Total Call Option Price" with respect to such Subject Call Option Shares), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (e) Section 2(c) of the Agreement is hereby amended by replacing the date "January 15, 2002" with the date "January 31, 2002".

     (f) Exhibit A to the Agreement is hereby amended and restated in its entirety by replacing it with Exhibit A attached hereto.

     (g) Section 10(i) of the Agreement is hereby amended by appending the words ", except that Wiederhorn may assign his right to receive, and delegate his obligation to pay for, Call Option Shares at any Call Option Closing to any person reasonably acceptable to Stockholder" to the end of the first sentence of such Section.

     2. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

     3. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.

     4. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.

                                            WIEDERHORN:



                                            By: /S/ ANDREW A. WIEDERHORN
                                               -------------------------------
                                               Name: Andrew A. Wiederhorn


                                            STOCKHOLDER:

                                            WATCHUNG ROAD ASSOCIATES, L.P.

                                            By: /S/ LEON COOPERMAN
                                               -------------------------------
                                               Name: Leon Cooperman
                                               Title:   General Partner

                                                                      EXHIBIT 5

                                                                     [WATCHUNG]


                                 AMENDMENT NO. 2

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

        THIS AMENDMENT No. 2 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 31, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

        WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001, as amended as of January 11, 2002 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement);

        WHEREAS, Wiederhorn desires that Stockholder extend the Call Option Exercise Period;

        WHEREAS, Stockholder desires that Wiederhorn grant to Stockholder the right to require Wiederhorn to purchase any unpurchased Call Option Shares; and

        WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

1.      AMENDMENTS.

(a) Section 1(c) of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

(b) Section 2 of the Agreement is hereby amended and restated in its entirety to read as follows:

                                      * * *

    2.    PUT OPTIONS

          (a) GRANT OF CONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Conditional Put Option"), exercisable by the Stockholder at any time or from time to time during the Conditional Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of

    Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Conditional Put Option Shares"), up to 42.308% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

          (b) GRANT OF UNCONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Unconditional Put Option" and, together with the Conditional Put Option, the "Put Options"), exercisable by the Stockholder at any time during the Unconditional Put Option Exercise Period (as defined below), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Unconditional Put Option Shares").

          (c) EXERCISE PRICE. The price per share at which either of the Put Options shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

          (d)   EXERCISE PERIODS.

               (i) Stockholder's right to require Wiederhorn to purchase the Conditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 21, 2002 (such period, the "Conditional Put Option Exercise Period").

               (ii) Stockholder's right to require Wiederhorn to purchase the Unconditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 18, 2002 (such period, the "Unconditional Put Option Exercise Period")

          (e)  EXERCISE OF PUT OPTIONS.

               (i) At any time or from time to time during the Conditional Put Option Exercise Period, Stockholder may exercise the Conditional Put Option to require Wiederhorn to purchase the number of Conditional Put Option Shares (such number, the "Conditional Put Option Purchased Shares") specified in a written notice (each, a "Conditional Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Conditional Put Option Shares that Stockholder desires to sell pursuant to the Conditional Put Option.

               (ii) At any time during the Unconditional Put Option Exercise Period, Stockholder may exercise the Unconditional Put Option to require Wiederhorn to purchase the number of Unconditional Put Option Shares (such number, the "Unconditional Put Option Purchased Shares"; the term "Put Option Purchased Shares" shall include any Conditional Put Option Purchased Shares and any Unconditional Put

    Option Purchased Shares) specified in a written notice (the "Unconditional Put Option Exercise Notice"; the term "Put Option Exercise Notice" shall include any Conditional Put Option Exercise Notice or any Unconditional Put Option Exercise Notice) specifying the number of Unconditional Put Option Shares that Stockholder desires to sell pursuant to the Unconditional Put Option.

               (iii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Options or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

               (iv) Stockholder shall not be under any obligation to exercise any Put Option, and may allow the Put Options to expire without selling any Put Option Shares hereunder.

        (f)      CLOSING.

               (i) The closing for each purchase and sale, if any, of Conditional Put Option Purchased Shares (each, a "Put Option Closing", which term shall include any closing for the Unconditional Put Option described in subparagraph (ii) below) shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or if a Conditional Put Option Exercise Notice shall have been received by Wiederhorn during the Conditional Put Option Exercise Period but after February 18, 2002, then as promptly as practicable, and in any event within three (3) business days, after such receipt.

               (ii) The closing for the purchase and sale, if any, of Unconditional Put Option Purchased Shares shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or such later date as the parties may agree.

               (iii) At each Put Option Closing, if any, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put

    Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to a Put Option Closing date.

          (g)   FRACTIONAL   SHARES.   Wiederhorn   will  not  be  required  to
    purchase any fractional Put Option Shares upon exercise of the Put Options.

                                      * * *

(c) Section 4(b) of the Agreement is hereby amended by replacing the words "the Put Option" in the second sentence thereof with the words "either of the Put Options".

(d) Section 7 of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

2. ADDITIONAL CONSIDERATION. As additional consideration for the extension of the Call Option Exercise Period pursuant to the amendments above, Wiederhorn agrees to pay to Stockholder, not later than three business days after the date of this Amendment, an amount equal to five cents ($.05) for each of the 51,315 Call Option Shares for which the Call Option has not been exercised prior to the date hereof.

3. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

4. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.

5. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.

                                           WIEDERHORN:



                                           By: /S/ ANDREW A. WIEDERHORN
                                              ---------------------------------
                                              Name: Andrew A. Wiederhorn


                                            STOCKHOLDER:

                                            WATCHUNG ROAD ASSOCIATES, L.P.

                                            By: /S/ LEON COOPERMAN
                                               --------------------------------
                                               Name: Leon Cooperman
                                               Title:   General Partner

                                                                      EXHIBIT 6

                                 AMENDMENT NO. 1

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

     THIS AMENDMENT No. 1 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 11, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

     WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement); and

     WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

     1. AMENDMENTS.

     (a) Section 1(a) of the Agreement is hereby amended by replacing the words "all (but not less than all)" with the words "any or all".

     (b) Section 1(c) of the Agreement is hereby amended by replacing the date "January 15, 2002" with the date "January 31, 2002".

     (c) Section 1(d)(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

          At any time during the Call Option Exercise Period, Wiederhorn may exercise the Call Option as to any or all of the Call Option Shares by delivering to the Stockholder a written notice in substantially the form attached hereto as Exhibit A (each, a "Call Option Exercise Notice").

     (d) Section 1(e) of the Agreement is hereby amended and restated in its entirety to read as follows:

     CLOSING. The closing (each, a "Call Option Closing") for each purchase and sale, if any, of any Call Option Shares as to which the Call Option has been exercised pursuant to Section 1(d) hereof (the "Subject Call Option Shares") shall occur in New York City or such other location as the parties may agree, as promptly as practicable, and in any event within three (3) business days, after the Stockholder's receipt of a Call Option Exercise Notice. Thereupon, the Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing the Stockholder's Subject Call Option Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers, or will cause the Subject Call Option Shares to be transferred by electronic book entry. Purchased Subject Call Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Subject Call Option Shares, pay to the Stockholder an amount equal to the product of the number of the Stockholder's Subject Call Option Shares and the Call Option Price Per Share (the Stockholder's "Total Call Option Price" with respect to such Subject Call Option Shares), in U.S. dollars and immediately available funds, by wire transfer to such account as the Stockholder directs in writing on or prior to the Call Option Closing date.

     (e) Section 2(c) of the Agreement is hereby amended by replacing the date "January 15, 2002" with the date "January 31, 2002".

     (f) Exhibit A to the Agreement is hereby amended and restated in its entirety by replacing it with Exhibit A attached hereto.

     (g) Section 10(i) of the Agreement is hereby amended by appending the words ", except that Wiederhorn may assign his right to receive, and delegate his obligation to pay for, Call Option Shares at any Call Option Closing to any person reasonably acceptable to Stockholder" to the end of the first sentence of such Section.

     2. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

     3. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.

     4. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.

                                            WIEDERHORN:



                                            By:  /S/ ANDREW A. WIEDERHORN
                                               --------------------------------
                                               Name: Andrew A. Wiederhorn


                                            STOCKHOLDER:

                                            COBALT CAPITAL MANAGEMENT, INC.



                                            By:  /S/ WAYNE COOPERMAN
                                               --------------------------------
                                               Name: Wayne Cooperman
                                               Title:   President

                                                                    EXHIBIT 7


                                                                     [COBALT]

                                 AMENDMENT NO. 2

                                       TO

                      PUT/CALL OPTION AND VOTING AGREEMENT

        THIS AMENDMENT No. 2 TO PUT/CALL OPTION AND VOTING AGREEMENT (this "Amendment") is dated as of January 31, 2002, by and between the individual or entity indicated on the signature page(s) hereto (the "Stockholder"), a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), and Andrew A. Wiederhorn, an individual ("Wiederhorn"), who is also a stockholder of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Agreement.

        WHEREAS, the Stockholder and Wiederhorn are parties to that certain Put/Call Option and Voting Agreement, dated as of October 16, 2001, as amended as of January 11, 2002 (the "Agreement") (all capitalized terms used herein and not defined herein shall have the meanings given such terms in the Agreement);

        WHEREAS, Wiederhorn desires that Stockholder extend the Call Option Exercise Period;

        WHEREAS, Stockholder desires that Wiederhorn grant to Stockholder the right to require Wiederhorn to purchase any unpurchased Call Option Shares; and

        WHEREAS, the Stockholder and Wiederhorn desire to amend the Agreement as provided herein.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Stockholder and Wiederhorn agree as follows:

1.      AMENDMENTS.

(a) Section 1(c) of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".

(b) Section 2 of the Agreement is hereby amended and restated in its entirety to read as follows:

                                      * * *

    2.    PUT OPTIONS

          (a) GRANT OF CONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Conditional Put Option"), exercisable by the Stockholder at any time or from time to time during the Conditional Put Option Exercise Period (as defined below), in the event that the Company redeems, repurchases or otherwise acquires any shares of

    Company Common Stock other than by means of a redemption, repurchase or acquisition available to Stockholder on terms at least as favorable to Stockholder as the most favorable terms available to the other stockholders of the Company (such redemption, repurchase or acquisition, a "Preferential Repurchase"), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Conditional Put Option Shares"), up to 44.615% of the number of shares of Company Common Stock acquired by the Company in such Preferential Repurchase.

          (b) GRANT OF UNCONDITIONAL PUT OPTION. Wiederhorn hereby grants to Stockholder an option (the "Unconditional Put Option" and, together with the Conditional Put Option, the "Put Options"), exercisable by the Stockholder at any time during the Unconditional Put Option Exercise Period (as defined below), to require Wiederhorn to purchase, at Stockholder's option, any or all of Stockholder's Subject Shares (the "Unconditional Put Option Shares").

          (c) EXERCISE PRICE. The price per share at which either of the Put Options shall be exercisable (the "Put Option Price Per Share") shall equal Three Dollars and Forty Cents ($3.40) per share, less any dividends paid by the Company and received by the Stockholder between the date hereof and the Put Option Closing (as defined below), payable in U.S. dollars and immediately available funds.

          (d)   EXERCISE PERIODS.

               (i) Stockholder's right to require Wiederhorn to purchase the Conditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 21, 2002 (such period, the "Conditional Put Option Exercise Period").

               (ii) Stockholder's right to require Wiederhorn to purchase the Unconditional Put Option Shares will commence upon the date hereof, and will terminate and expire on February 18, 2002 (such period, the "Unconditional Put Option Exercise Period")

          (e)  EXERCISE OF PUT OPTIONS.

               (i) At any time or from time to time during the Conditional Put Option Exercise Period, Stockholder may exercise the Conditional Put Option to require Wiederhorn to purchase the number of Conditional Put Option Shares (such number, the "Conditional Put Option Purchased Shares") specified in a written notice (each, a "Conditional Put Option Exercise Notice") specifying in reasonable detail the facts of the Preferential Repurchase and the number of Conditional Put Option Shares that Stockholder desires to sell pursuant to the Conditional Put Option.

               (ii) At any time during the Unconditional Put Option Exercise Period, Stockholder may exercise the Unconditional Put Option to require Wiederhorn to purchase the number of Unconditional Put Option Shares (such number, the "Unconditional Put Option Purchased Shares"; the term "Put Option Purchased Shares" shall include any Conditional Put Option Purchased Shares and any Unconditional Put

    Option Purchased Shares) specified in a written notice (the "Unconditional Put Option Exercise Notice"; the term "Put Option Exercise Notice" shall include any Conditional Put Option Exercise Notice or any Unconditional Put Option Exercise Notice) specifying the number of Unconditional Put Option Shares that Stockholder desires to sell pursuant to the Unconditional Put Option.

               (iii) NEGOTIATION; MEDIATION. The parties agree to make all reasonable efforts to settle any dispute arising under this Agreement relating to the Put Options or the facts of a Preferential Repurchase through good-faith negotiation. In the event that negotiation between the parties is unsuccessful, the parties agree to attempt to settle outstanding issues through mediation. The mediator will act in a neutral capacity as a facilitator or intermediary, to assist the parties in arriving at a mutually acceptable resolution of the dispute. The mediator shall not have the power to render a binding decision or to serve as arbitrator, decisionmaker or fact-finder. The mediator will be chosen by mutual agreement of Stockholder and Wiederhorn. If the parties, within thirty days from the date of the Put Option Exercise Notice, cannot reach an agreement on a mediator or if mediation fails to resolve the dispute(s) within thirty days after appointment of the mediator, the parties agree to submit the dispute(s) to binding arbitration in New York City pursuant to the rules of JAMS-Endispute.

               (iv) Stockholder shall not be under any obligation to exercise any Put Option, and may allow the Put Options to expire without selling any Put Option Shares hereunder.

        (f)   CLOSING.

               (i) The closing for each purchase and sale, if any, of Conditional Put Option Purchased Shares (each, a "Put Option Closing", which term shall include any closing for the Unconditional Put Option described in subparagraph (ii) below) shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or if a Conditional Put Option Exercise Notice shall have been received by Wiederhorn during the Conditional Put Option Exercise Period but after February 18, 2002, then as promptly as practicable, and in any event within three (3) business days, after such receipt.

               (ii) The closing for the purchase and sale, if any, of Unconditional Put Option Purchased Shares shall occur in New York City or such other location as the parties may agree, on February 21, 2002, or such later date as the parties may agree.

               (iii) At each Put Option Closing, if any, Stockholder will cause to be executed and delivered to Wiederhorn a stock certificate or certificates representing Stockholder's Put Option Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Such Put Option Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Wiederhorn shall, against delivery of the Put Option Purchased Shares, pay to the Stockholder an amount equal to the product of the number of such Put Option Purchased Shares and the Put Option Price Per Share (such Stockholder's "Total Put

    Option Price"), in U.S. dollars and immediately available funds, by wire transfer to such account as Stockholder directs in writing on or prior to a Put Option Closing date.

          (g) FRACTIONAL SHARES. Wiederhorn will not be required to purchase any fractional Put Option Shares upon exercise of the Put Options.

                                      * * *

(c) Section 4(b) of the Agreement is hereby amended by replacing the words "the Put Option" in the second sentence thereof with the words "either of the Put Options".

(d) Section 7 of the Agreement is hereby amended by replacing the date "January 31, 2002" with the date "February 21, 2002".


2. ADDITIONAL CONSIDERATION. As additional consideration for the extension of the Call Option Exercise Period pursuant to the amendments above, Wiederhorn agrees to pay to Stockholder, not later than three business days after the date of this Amendment, an amount equal to five cents ($.05) for each of the 291,500 Call Option Shares for which the Call Option has not been exercised prior to the date hereof.

3. SAVINGS CLAUSE. Except as expressly set forth in this Amendment, all of the terms and provisions of the Agreement shall remain in full force and effect.

4. GOVERNING LAW. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made between residents of that state, entered into and to be wholly performed within that state.

5. COUNTERPARTS. This Amendment may be executed in any number of counterparts and by each of the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which together shall constitute one and the same agreement.


                            [SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Stockholder and Wiederhorn have executed this Amendment, each as of the day and year first written above.


                                           WIEDERHORN:



                                           By: /S/ ANDREW A. WIEDERHORN
                                              ---------------------------------
                                              Name: Andrew A. Wiederhorn


                                           STOCKHOLDER:

                                           COBALT CAPITAL MANAGEMENT, INC.



                                            By: /S/ WAYNE COOPERMAN
                                              ---------------------------------
                                              Name: Wayne Cooperman
                                              Title:   President

                                                                      EXHIBIT 8



                        STOCK OPTION AND VOTING AGREEMENT

     STOCK OPTION AND VOTING AGREEMENT, dated as of January 28, 2002 (this "Agreement"), by and among Robert G. Rosen ("Rosen") and Rosen and Valerie Rosen, husband and wife, as joint tenants (each, a "Stockholder"), each of whom is a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "Company"), Robert G. Rosen, as Agent for the Stockholders ("Agent"), Andrew A. Wiederhorn, an individual and a stockholder of the Company ("Grantor").

     WHEREAS, Stockholders are the owners of the shares (collectively, the "Subject Shares") of common stock, par value $.0001 per share ("Company Common Stock"), of the Company set forth on Schedule 1 hereto;

     WHEREAS, Grantor wishes to direct the voting of the shares of the Subject Shares at his discretion at any annual and special meetings of stockholders of the Company and in written consents of stockholders in lieu of a meeting of stockholders, and Stockholders are willing to so vote; and

     WHEREAS, as a condition and inducement to each Stockholder's entry into such voting arrangements, Stockholders have requested that Grantor agree, and Grantor has agreed, to grant Stockholders the Put Option (as defined below) and to enter into this Agreement.

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholders, the Agent and Grantor agree as follows:

     1. PUT OPTION.

     (a) EXERCISE PRICE. The price per share at which the Put Option shall be exercisable (the "Option Price Per Share") shall equal eighty percent (80%) of the book value per share of the Company as of the date (the "Evaluation Date") at the end of the most recent calendar month preceding the delivery of the Exercise Notice (as defined below). The book value per share of the Company on the Evaluation Date shall be determined, on a date no later than ten (10) business days after delivery of the Exercise Notice (the "Determination Date"), subject to post-closing adjustment of the Option Price Per Share as set forth herein, from the regular month-end balance sheet of the Company as of the Evaluation Date. The Option Price Per Share (including any subsequent adjustments thereof) shall be reduced by any dividends paid, or declared with a record date, on each Purchased Share after the Evaluation Date but before the Closing (as defined below).

     (b) NUMBER OF OPTION SHARES. Subject to the terms and conditions set forth in this Agreement, Grantor hereby grants to Stockholders the option (the "Put Option") to require Grantor to purchase from time to time all or a portion of the Subject Shares at the Option Price Per Share (such number of shares of Subject Shares as may be adjusted as provided herein, the "Option Shares").

     (c) EXERCISE PERIOD. Each Stockholder's right to require Grantor to purchase the Option Shares will commence upon October 1, 2002 and will expire on the fifth anniversary of the date hereof (such period, the "Exercise Period").

     (d) AGENT FOR THE STOCKHOLDERS.

     (i) Each Stockholder, hereby appoints Robert G. Rosen as agent (the "Agent") for such Stockholder, and the Agent hereby accepts such appointment, to exercise the Put Option to receive the Option Price Per Share and to take all other action on the behalf of or for the benefit of such Stockholder.

     (ii) The Agent in such capacity shall not be liable to any of the Stockholders for any action taken or omitted to be taken by the Agent in good faith in reliance upon the advice of counsel, independent public accountants or other experts selected by the Agent, and the Agent in such capacity shall be entitled to rely upon any notice, consent, certificate, statement or other document (including any telegram, cable, telex, facsimile or telephone transmission) believed by it to be genuine and correct and to have been signed and/or sent by a proper individual, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or any agency or political subdivision thereof) or other entity of any kind (hereinafter, "Person").

     (e) EXERCISE OF PUT OPTION. At any time during the Exercise Period, Agent may exercise the Put Option to require Grantor to purchase any number of Option Shares (such number of Option Shares specified in an Exercise Notice as being purchased, the "Purchased Shares") by delivering to Grantor a written notice in substantially the form attached hereto as Exhibit A (the "Exercise Notice"). In the event that an Exercise Notice is delivered, the Put Option shall lapse with respect to any Option Shares not specified as Purchased Shares in such Exercise Notice. Agent shall give each Stockholder reasonable notice of the intent by other Stockholders to deliver any Exercise Notice, and opportunity for each Stockholder to exercise the Put Option with respect to its Option Shares by inclusion in the Exercise Notice.

     (f) Stockholders shall not be under any obligation to exercise the Put Option, and may allow the Put Option to terminate without selling any Option Shares hereunder to Grantor.

     (g) CLOSING. The closing for the purchase and sale of the Purchased Shares (the "Closing") shall occur as promptly as practicable, and in any event no later than thirty (30) days after the Determination Date, or such later date as the parties hereto may agree. Each Stockholder will cause to be executed and delivered to Grantor a stock certificate or certificates representing such Stockholder's pro rata number of the Purchased Shares, duly endorsed for transfer or accompanied by duly executed (and, if required, guaranteed) stock powers. Purchased certificates representing the Purchased Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Grantor shall, against delivery of the Purchased Shares, pay to Agent for the benefit of each Stockholder an amount equal to the product of the number of such Stockholder's Purchased Shares and Option Price Per Share (such Stockholder's "Total Option Price"), of which one-third of the Total Option Price for each Stockholder that has exercised the Put Option shall be paid in immediately available funds (the "Cash Portion of the

Option Price") by wire transfer to such account as Agent shall direct in writing at least two business days prior to the Closing; Grantor shall deliver to Agent a note in the form attached hereto as Exhibit B (each, a "Note") in the name of each selling Stockholder in the principal amount of the remaining two-thirds of the Total Option Price for such Stockholder's Purchased Shares. The Note(s) shall be obligations of Grantor, for good and valuable consideration, the receipt and sufficiency of which are herein acknowledged.

     (h) PLEDGE. The performance of the obligations of Grantor under each Note shall be secured by a pledge agreement, in form and substance reasonably acceptable to Agent, pledging to the Agent two-thirds of the Purchased Shares purchased from the relevant Stockholder.

     (i) POST-CLOSING ADJUSTMENT OF OPTION PRICE.

     (i) If the Evaluation Date falls on a month that ends a fiscal quarter, a revised Option Price Per Share shall be determined from the financial statements of the Company as set forth in the Company's reports on Form 10-K or Form 10-Q under the Securities Exchange Act of 1934, as Amended (the "Exchange Act") for the period ending on the Evaluation Date, no later than three (3) business days after the public filing of such form.

     (ii) Subsection 1(i)(i) above notwithstanding, if reasonably requested by Grantor or by the Agent on behalf of the Stockholders, a revised Option Price Per Share shall be determined from a special audit (the "Special Audit") of the assets and liabilities of the Company conducted in accordance with generally accepted accounting principles in the United States consistently applied substantially in accordance with past practices by the independent auditors of the Company or such other accounting firm as may be reasonably acceptable to both Grantor and the Agent (the "Auditors"), such audit to be at Grantor's expense, and the determination to be finalized promptly upon completion of the Special Audit by the Auditors and approval thereof by the Grantor and Agent.

     (iii) In the event that the Option Price Per Share is changed as a result of the new determinations set forth in subsections 1(i)(i) or 1(i)(ii) above, the principal amount outstanding under each Note shall be adjusted to equal (a) the product of the revised Option Price Per Share multiplied by the number of such Stockholder's Purchased Shares less (b) the Cash Portion of the Option Price paid to such Stockholder. In the event that the Option Price Per Share increases by more than five percent (5%), then one third of such increase will be paid in cash within ten days of the determination of the revised Option Price Per Share, and the remaining two thirds of such increase will be reflected as the revised Option Price Per Share pursuant to the first sentence of this paragraph. Any cash payments described in the preceding sentence are subject to the obligations set forth in Section 1(h).

     2. VOTING OF THE SUBJECT SHARES; GOVERNMENTAL FILINGS.

     (a) Each Stockholder agrees, during the term of this Agreement:

     (i) to vote its Subject Shares on all matters as to which such Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified in writing by Grantor (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which vote shall be determined in Grantor's absolute, sole and binding discretion; and

     (ii) to express consent or dissent to corporate action in writing, without a meeting, on all of its Subject Shares in the manner specified in writing by Grantor (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which action shall be determined in Grantor's absolute, sole and binding discretion.

     (b) Except as may be approved in writing by Grantor, each Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to such Stockholder's Subject Shares, (d) granting any proxy or authorization to any Person (other than the Grantor) with respect to the voting of such Stockholder's Subject Shares, and (e) taking any action contrary to or in any manner inconsistent with the terms of this Agreement.

     (c) Each Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by such Stockholder are revocable, and Stockholder covenants to revoke any such proxies.

     (d) Grantor, Agent and Stockholders shall cooperate in making all required filings (and amendments thereto) with the Securities and Exchange Commission and other governmental authorities as a result of this Agreement that are to be filed by or with respect to both Grantor and one or more of Agent or the Stockholders, including but not limited to any filing required by Section 13 of the Securities Exchange Act of 1934, as amended, and the rules or regulations promulgated thereunder (any "Section 13 Filing"). Grantor shall prepare at its own expense a draft of any Section 13 Filing listing Grantor and one or more of Agent or the Stockholders, shall provide such draft to Agent with a reasonable opportunity to review and comment and shall include therein any information reasonably requested to be included therein by Agent in the form provided. Grantor shall not make any Section 13 Filing until Agent approves of the information concerning the Stockholders contained therein, unless and until required to meet applicable filing deadlines. Grantor shall pay any filing fee with respect to such Section 13 Filings. Each party hereto shall bear their own costs, including fees and expenses of counsel, with respect to all filings. Notwithstanding anything in this Section 2(d), Grantor shall be solely responsible for preparing and filing amendments to any Section 13 Filing dated before the date hereof and naming Grantor, and no Stockholder, as a reporting person.

     3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER. Each Stockholder, hereby represents and warrants, severally and not jointly, to Grantor as follows:

     (a) OWNERSHIP. Such Stockholder beneficially owns the shares of Company Common Stock set forth opposite such Stockholder's name on Schedule 1 hereto.

     (b) DUE AUTHORIZATION. Such Stockholder has all necessary power and authority (or, if an individual) capacity, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Such Stockholder beneficially owns all of the Subject Shares set forth opposite such Stockholder's name on Schedule 1 hereto with no contractual restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto; such Subject Shares constitute all shares of Company Common Stock beneficially owned by such Stockholder, and upon exercise of the Put Option, such Stockholder will deliver good and marketable title to the Option Shares free and clear of liens, claims, encumbrances or rights or interests, other than liens, claims, encumbrances or rights in favor of Grantor. Assuming this Agreement has been duly and validly authorized, executed and delivered by Grantor, and assuming that this Agreement constitutes a valid and binding agreement of Grantor, this Agreement constitutes a valid and binding agreement of such Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (c) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by any Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound.

     4. REPRESENTATIONS, WARRANTIES AND COVENANTS OF GRANTOR. Grantor hereby represents, warrants and covenants to each Stockholder as follows:

     (a) DUE AUTHORIZATION. Grantor has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by each Stockholder, and assuming that this Agreement constitutes a valid and binding agreement of each Stockholder, this Agreement constitutes a valid and binding agreement of Grantor, enforceable against Grantor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

     (b) NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Grantor of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Grantor is a party or by which Grantor is bound.

     (c) ACCREDITED INVESTOR. Grantor either (i) has an individual net worth (or joint net worth with such person's spouse) in excess of $1,000,000, (ii) had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects to have an individual income in excess of $200,000 in the current year, or (iii) had joint income, including any income attributable to his spouse or to property owned by his spouse, in excess of $300,000 in each of the two most recent years and who reasonably expects to have such joint income in excess of $300,000 in the current year.

     5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION, ETC.

     (a) In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares, and the Option Price Per Share therefor, shall be adjusted appropriately.

     (b) In the event that the Company shall (i) enter into an agreement to consolidate with or merge into any Person, other than one of its subsidiaries or affiliates, and shall not be the continuing or surviving corporation of such consolidation or merger, or (ii) enter into an agreement to permit any Person, other than Grantor or one of its subsidiaries or affiliates, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Company Common Stock shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property or (iii) liquidate, then, and in each such case, Grantor shall thereafter be entitled to receive upon exercise of the Put Option the securities or properties to which a holder of the number of the Subject Shares or the Option Shares then deliverable upon the exercise thereof will be entitled to receive upon such consolidation, merger or liquidation, and Stockholder and Grantor shall use their best efforts to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be practicable, in relation to any securities or property thereafter deliverable upon exercise of the Put Option.

     6. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder (excluding any obligations of the parties under the Notes), shall terminate immediately upon the earliest to occur of (i) termination of the Exercise Period, or (ii) the Closing date for the Put Option.

     7. TRANSFER OF THE SHARES.

     (a) Prior to the termination of this Agreement, except as otherwise provided herein, no Stockholder shall, and the Agent shall not for any
Stockholder: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Subject Shares or any interest therein; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares; (iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

     (b) Notwithstanding Subsection (a) above, a Stockholder may make transfers of Subject Shares to the spouse or lineal descendants of such Stockholder, to any trust for the benefit of such holder or the benefit of the spouse and/or lineal descendants of such Stockholder, to any corporation, partnership, limited liability company or other entity in which such Stockholder, the spouse and/or the lineal descendants of such Stockholder are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that

Stockholder, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of such Stockholder upon such Stockholder's death for purposes of administration of such Stockholder's estate or upon such holder's incompetency for purposes of the protection and management of the assets of such Stockholder; PROVIDED that any such transferee shall, prior to such transfer, consent in a writing delivered to Grantor to be bound by this Agreement and deliver to Grantor an irrevocable power of attorney with respect to the transferred Subject Shares.

     (c) Each Stockholder agrees to cause to be placed on any and all certificates evidencing such Stockholder's Subject Shares the following legend:

          THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT , AND CERTAIN RESTRICTIONS ON TRANSFER, PURSUANT TO THAT CERTAIN STOCK OPTION AND VOTING AGREEMENT, DATED AS OF JANUARY 28, 2002, BY AND AMONG ANDREW A. WIEDERHORN, ROBERT G. ROSEN, AND ROBERT G. ROSEN AND VALERIE ROSEN, AS JOINT TENANTS.

     8. NO SOLICITATION. No Stockholder shall, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, any Stockholder or any of their subsidiaries or any of such Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Grantor) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

     9. MISCELLANEOUS.

     (a) STOCKHOLDER CAPACITY. None of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

     (b) EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (c) WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Grantor and Agent.

     (d) ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Put Option does not permit each Stockholder to sell the full number of shares of Company Common Stock as provided in Section 1(b) (as adjusted pursuant to Section 1(b)), it is the express intention of Grantor to allow each Stockholder to sell such lesser number of shares as may be permissible without any amendment or modification hereof.

     (e) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with laws of the State of Maryland.

     (f) HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (g) NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

               If to a Stockholder to:

                  The address set forth under such Stockholder's name on
                  Schedule 1 hereto.

               If to Grantor, to:

                  Andrew A. Wiederhorn
                  c/o Fog Cutter Capital Group Inc.
                  1410 S.W. Jefferson Street
                  Portland, Oregon 97201

                  Telecopier no.:  (503) 553-7401

                  with a copy to:

                  V. Joseph Stubbs, Esq.
                  Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                  2029 Century Park East, Suite 2200
                  Los Angeles, California 90067

                  Telecopier no.:  (310) 229-1001

               If to Agent, to:

                  Robert G. Rosen, as Agent

                  --------------------------
                  --------------------------
                  --------------------------

                  Telecopier no.:  _____________


     (h) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     (i) ASSIGNMENT; DELEGATION. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that: (i) the rights of Grantor under this agreement may be assigned to the spouse or lineal descendants of Grantor, to any trust for the benefit of Grantor or the benefit of the spouse and/or lineal descendants of Grantor, to any corporation, partnership, limited liability company or other entity in which Grantor, the spouse and/or the lineal descendants of Grantor are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Grantor, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of Grantor upon such Grantor's death for purposes of administration of Grantor's estate or upon such Grantor's incompetency for purposes of the protection and management of the assets of Grantor; provided that any such assignee shall, prior to such transfer, consent in a writing delivered to Agent to be bound by this Agreement; and (ii) the obligations of Grantor under Section 1 hereto may be delegated to the Company to the extent that such obligations are permitted to be delegated to the Company pursuant to applicable law. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors, assigns, heirs, executors, administrators and other legal representatives.

     (j) FURTHER ASSURANCES. Each Stockholder, the Agent and Grantor shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

     (k) SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that any party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit any party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

     (l) SURVIVAL. The representations, warranties, covenants and agreements in this Agreement (other than the obligations of the parties under the Notes) shall terminate upon termination of this Agreement.

     (m) INDEPENDENT COUNSEL. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Stockholders, Agent and Grantor have executed this Stock Option and Voting Agreement all as of the day and year first written above.

                                    GRANTOR:

                                              /S/ ANDREW A. WIEDERHORN
                                            -----------------------------------
                                            Andrew A. Wiederhorn


                                            STOCKHOLDERS:

                                              /S/ ROBERT G. ROSEN
                                            -----------------------------------
                                            Robert G. Rosen


                                            Robert G. Rosen and Valerie Rosen,
                                            Husband and Wife, as Joint Tenants

                                              /S/ ROBERT G. ROSEN
                                            -----------------------------------
                                            Robert G. Rosen

                                              /S/ VALERIE ROSEN
                                            -----------------------------------
                                            Valerie Rosen



                                     AGENT:


                                              /S/ ROBERT G. ROSEN
                                            -----------------------------------
                                            Robert G. Rosen, as Agent

                                   SCHEDULE 1

                                  STOCKHOLDERS

       STOCKHOLDER                                    SUBJECT SHARES

Robert G. Rosen                                           285,000
------------------------
------------------------
------------------------

Telecopier no.: ___________


Robert G. Rosen and Valerie Rosen,                        182,745
husband and wife, as joint tenants
------------------------
------------------------
------------------------

Telecopier no.: ___________

                                    EXHIBIT A

                               NOTICE OF EXERCISE

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 S.W. Jefferson Street
Portland, Oregon  97201


Dear ____________:

     Reference is made to that certain Stock Option and Voting Agreement (the "OPTION AGREEMENT"), dated as of January 28, 2002, by and among Andrew A. Wiederhorn, Robert G. Rosen and Valerie Rosen. Capitalized terms used in this notice, but not otherwise defined, will have the meanings assigned to such terms in the Option Agreement.

     1. EXERCISE OF OPTIONS. Agent, on behalf of the Stockholders, hereby elects to exercise its option to require Grantor to purchase _______ Option Shares (such shares, the "PURCHASED SHARES") at the Option Price Per Share.

     2. TENDER OF SHARES. Agent, on behalf of the several Stockholders, will cause the Purchased Shares to be delivered to Grantor at the Closing.

     3. TENDER OF PURCHASE PRICE. The Total Option Price will be determined, and Grantor will tender the Total Option Price, in the manner provided in SECTION 1(G) of the Option Agreement.

     IN WITNESS WHEREOF, Agent, on behalf of each Stockholder, has caused this Notice of Exercise to be executed as of the ____ day of _________, 200__.



                                    ------------------------------------
                                    as Agent for the Stockholders


                                    By:
                                       ---------------------------------------
                                        Name:
                                        Title: